Exhibit 99.(h)(8)

BROOKFIELD INVESTMENT FUNDS

FORM OF OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the          day of         , 2011, by and between Brookfield Investment Funds, a Delaware statutory trust (the “Trust”), on behalf of each series (each, a “Fund,” and collectively, the “Funds”) and each of the Funds’ classes of shares (each, a “Class”) listed on Appendix A, and the Funds’ investment adviser, Brookfield Investment Management Inc. (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of the Investment Advisory Agreements between each Fund and the Adviser, each dated as of the        day of         , 2011 (the “Investment Advisory Agreements”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreements that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Operating Expenses for each Class (as that term is defined in paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust desires to allow the Adviser to implement those limits on behalf of each Class;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Operating Expenses for each Class of the Funds to an annual rate, expressed as a percentage of the average annual net assets of each of the Funds respective Classes to the amounts listed in Appendix A (the “Annual Limits”).  In the event that the current Operating Expenses of a particular Class of a Fund, as accrued each month, exceed its Annual Limits, the Adviser will pay to the Fund, on behalf of that Class, on a monthly basis, the excess expense within a reasonable time after being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each Class of the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreements, the Adviser’s administration fee detailed in the Administration Agreements, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreements, but does not include any front-end or contingent deferred loads, brokerage commissions and other transactional expenses, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement made in the prior three fiscal years.  Each Fund agrees to repay the Adviser, out of assets belonging to the respective Fund, any Fund Operating Expenses in excess of the Annual Limit paid, reimbursed or otherwise absorbed by the Adviser, during the term of this Agreement, provided that the Adviser will not be entitled to repayment for any amount by which such repayment would cause Fund Operating Expenses, during the fiscal year of such repayment, to exceed the then current Annual Limit.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION.  The Adviser may by notice in writing to the Trust terminate, in whole or in part, its obligation under Section 1 to reduce its fees and bear expenses with respect to any Fund in any period following the date specified in such notice (or change the percentage specified on Appendix A with respect to any Class of shares of a Fund), provided however that this Agreement may not be terminated by the Adviser, nor may it be amended to increase the Annual Limits set forth in Appendix A, prior to [       ], 201[ ].  Thereafter, the Agreement may only be terminated or amended to increase the expense cap as of [             ] of each calendar year, provided that in the case of a termination by the Adviser, the Adviser provide the Board of Trustees with written notice of its intention to terminate the Agreement prior to the expiration of its then current term.  This Agreement will automatically terminate, with respect to each Class of a Fund, if the Investment Advisory Agreement of the relevant Fund is terminated, with such termination effective upon the effective date of such Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended, and any rules and regulation promulgated thereunder.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

BROOKFIELD INVESTMENT	BROOKFIELD INVESTMENT
FUNDS	MANAGEMENT INC.
on behalf of
each of the Funds’ Classes
listed on Appendix A

By:	By:
Name:	Name:
Title:	Title:

APPENDIX A

Fund	Operating Expense Limit

Brookfield Global Listed Real Estate Fund
Class A	1.50%
Class C	2.25%
Class Y	1.25%
Class I	1.25%

Brookfield Global Listed Infrastructure Fund
Class A	1.60%
Class C	2.35%
Class Y	1.35%
Class I	1.35%

Brookfield Global High Yield Fund
Class A	1.50%
Class C	2.25%
Class Y	1.25%
Class I	1.25%

Brookfield High Yield Fund
Class A	1.40%
Class C	2.15%
Class Y	1.15%
Class I	1.15%